[redacted]

08025851

TATES
ANGE COMMISSION
D.C. 20549

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SEC Mail Processing Section
FEB 21 2008
Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEONARD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 PENN PLACE 1900 NW EXPRESSWAY SUITE 1450
(No. and Street)

OKLAHOMA CITY (City) OKLAHOMA (State) 73118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT L. SAVAGE 405 879-0166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENLEY AND JOHNSON, PLLC
(Name – *if individual, state last, first, middle name*)

1409 NW 150th STREET (Address) EDMOND (City) OKLAHOMA (State) 73013 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/08

OATH OR AFFIRMATION

I, Robert L. Savage, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leonard Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert L. Savage
Signature

President
Title

Notary Public NC 01016977 EXP 12-19-2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

HENLEY AND JOHNSON, P.L.L.C.

Certified Public Accountants
1409 N. W. 150th
Edmond, Oklahoma 73013
Phone: (405) 348-8348
Fax: (405) 348-8001

Jack S. Henley, CPA
William J. Johnson, CPA

Member
Oklahoma Society of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Leonard Securities, Inc.

We have audited the accompanying statements of financial condition of Leonard Securities, Inc., as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and statement of cash flows for the two years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Leonard Securities, Inc., as of December 31, 2007 and 2006, and the results of its operations, and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Henley and Johnson

Edmond, Oklahoma
February 8, 2008

LEONARD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007 AND 2006

ASSETS

	December 31, 2007	December 31, 2006
Cash and cash equivalents	$ 100,059	$ 106,990
Restricted cash deposit with clearing organization	60,000	50,000
Other receivables	62,252	59,801
Prepaid expenses	1,042	6
Securities owned, not readily marketable	19,796	12,316
Furniture and Equipment, net of accumulated depreciation of $ 39,392 and $ 29,079	68,663	44,156
Security deposits	3,383	3,383
	315,195	276,652

LIABILITIES

	2007	2006
Accounts payable	30,402	41,656
Accrued liabilities	63,969	54,929
	94,371	96,585

STOCKHOLDERS' EQUITY

	2007	2006
Common stock,$1.00 par value, authorized 50,000 shares, 1,096 shares issued and outstanding.	1,096	1,096
Additional paid-in capital	218,104	218,104
Retained earnings (deficit)	1,624	(39,133)
	220,824	180,067
	$ 315,195	$ 276,652

See accompanying notes to financial statements

LEONARD SECURITIES, INC.

Statement of Financial Condition
Two Years Ended December 31, 2007 and 2006

(With Independent Auditors' Report)

END